SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                For the month of February, 2006

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  February 21, 2006        By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     CFO and Secretary

                                                         NYSE SYMBOL: ITP
                                                          TSX SYMBOL: ITP


                       CONFERENCE CALL NOTICE


                     "INTERTAPE POLYMER GROUP INC.
                FOURTH QUARTER 2005 EARNINGS RESULTS"


DATE:                   Wednesday, March 1st, 2006

TIME:                   10:00 A.M.              (Eastern Time)

DIAL-IN #:              800-762-4758            (USA & Canada)

DIAL-IN #:              480-629-9035            (International)


THIS CONFERENCE CALL WILL BE SIMULTANEOUSLY BROADCAST ON OUR WEBSITE:
                       WWW.INTERTAPEPOLYMER.COM
(Go to Financial Information, Conference Call Access for live Web Cast)


DIGITIZED REPLAY

DIAL-IN #:              800-475-6701            (USA & Canada)

DIAL-IN#:               320-365-3844            (International)

ACCESS CODE:            820431

SCHEDULE:               March 1ST @ 5:00p.m. ending March 8TH at 11:59p.m.
                        Eastern Time

Contact Information

Intertape Polymer Group Inc.
Melbourne F. Yull
Chairman and Chief Executive Officer
(866) 202-4713
itp$info@itape.com
www.intertapepolymer.com